                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 2)

                        DATAMARINE INTERNATIONAL, INC.
                        ------------------------------
                               (Name of Issuer)

                    Common Stock
                    --------------------------------------
                        (Title of Class of Securities)

                                238045 10 8 000
                                ---------------
                                (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 238045 10 8 000                          Page 2 of 7
          ---------------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     BURR, EGAN, DELEAGE & CO.
     04-2681308

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     MASSACHUSETTS

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     N/A

____________________________________________________________________________

6.   Shared Voting Power

     163,967 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No.  238045 10 8 000                         Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     N/A
____________________________________________________________________________

8.   Shared Dispositive Power

     163,967 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     163,967 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     11.2%
____________________________________________________________________________

12.  Type of Reporting Person.

     IA
____________________________________________________________________________

CUSIP No.      238045 10 8 000                     Page 4 of 7
               ---------------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Datamarine International, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

53 Portside Drive
Pocasset, MA 02559


Item 2(a).  Name of Person Filing:
----------------------------------

BURR, EGAN, DELEAGE & CO.


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

ONE POST OFFICE SQUARE
SUITE 3800
BOSTON, MA 02109

Item 2(c).  Citizenship:
------------------------

MASSACHUSETTS


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock


Item 2(e).  CUSIP Number:
-------------------------

238045 10 8 000

CUSIP No. 238045 10 8 000                              Page 5 of 7
          ---------------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

         163,967

     (b) Percent of Class:

          11.2%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

         (ii)  shared power to vote or to direct the vote:

               163,967 PLEASE ALSO REFER TO ATTACHMENT A

        (iii)  sole power to dispose or to direct the
               disposition of:

               N/A

         (iv) shared power to dispose or to direct the disposition of:

               163,967 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No. 238045 10 8 000                          Page 6 of 7
          ---------------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 238045 10 8 000                          Page 7 of 7
          ---------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 10, 1997
                                         ----------------------------------
                                         Date

                                         BURR, EGAN, DELEAGE & CO.
                                         -------------------------------


                                         /s/ EILEEN McCARTHY
                                         -------------------------------
                                         Eileen McCarthy
                                         Vice-President

ATTACHMENT A

                        DATAMARINE INTERNATIONAL, INC.

BURR, EGAN, DELEAGE & CO. SERVES AS AN ADVISOR TO VARIOUS VENTURE CAPITAL FUNDS, INCLUDING ALTA SUBORDINATED DEBT PARTNERS III, L.P. WHICH HOLDS A $2,000,000 CONVERTIBLE SUBORDINATED DEBENTURE. THIS DEBENTURE IS CONVERTIBLE INTO CONVERTIBLE PREFERRED STOCK WHICH IN TURN IS CONVERTIBLE INTO 163,967 SHARES OF COMMON STOCK (AS STATED IN THE TERMS OF THE DEBENTURE PURCHASE AGREEMENT WHICH WAS INCLUDED AS EXHIBIT A TO THE 13-D WHICH WAS FILED FOR THE MONTH OF DECEMBER
1995). CONVERSION OF THE NOTE MAY ONLY OCCUR ON OR AFTER DECEMBER 19, 1998.

THE GENERAL PARTNER OF ALTA SUBORDINATED DEBT PARTNERS III, L.P. EXERCISES SOLE VOTING AND INVESTMENT POWERS WITH RESPECT TO THE SECURITIES HELD BY THE FUND.

THE GENERAL PARTNERS OF ALTA SUBORDINATED DEBT MANAGEMENT III, L.P. (WHICH IS THE GENERAL PARTNER OF ALTA SUBORDINATED DEBT PARTNERS III, L.P.) MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS FOR THE SHARES HELD BY THE FUND. THESE GENERAL PARTNERS DISCLAIM BENEFICIAL OWNERSHIP OF ALL SUCH SECURITIES HELD BY THE FUND EXCEPT TO THE EXTENT OF THEIR PROPORTIONATE PECUNIARY INTERESTS THEREIN.

MR. ROBERT BENBOW, A DIRECTOR OF THE COMPANY SINCE MARCH, 1996 IS A GENERAL PARTNER OF ALTA SUBORDINATED DEBT MANAGEMENT III, L.P. AS GENERAL PARTNER OF THE FUND, HE MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS WITH RESPECT TO THE SHARES HELD BY THE FUND. MR. BENBOW DISCLAIMS BENEFICIAL OWNERSHIP OF THE SECURITIES HELD BY ALTA SUBORDINATED DEBT PARTNERS III, L.P. EXCEPT TO THE EXTENT OF HIS PROPORTIONATE PECUNIARY INTERESTS THEREIN.

MR. BENBOW ALSO HOLDS A DIRECTOR'S STOCK OPTION TO PURCHASE 2,000 SHARES OF COMMON STOCK OF THE COMPANY.